Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-202170

Registration Statement No. 333-202170-01

Issuer Free Writing Prospectus, dated February 19, 2015

SPRINT CORPORATION

7.625% Notes due 2025

This Issuer Free Writing Prospectus, dated February 19, 2015, relates to the 7.625% Notes due 2025 (the “Notes”) of Sprint Corporation (the “Issuer”) and should be read together with the Preliminary Prospectus Supplement dated February 19, 2015 relating to the Notes.

Issuer:	Sprint Corporation

Security:	7.625% Notes due 2025

Size:	$1,500,000,000 aggregate principal amount

Maturity Date:	February 15, 2025

Coupon:	7.625%

Offering Price:	100.000% of face amount

Gross Proceeds:	$1,500,000,000

Net Proceeds to Issuer (before expenses):	$1,481,250,000

Yield to Maturity:	7.625%

Spread to Treasury:	+551 basis points

Benchmark Treasury:	UST 2.000% due February 15, 2025

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015

Regular Record Dates:	February 1 and August 1

Make-Whole Call:	Prior to November 15, 2024 (the “First Par Call Date”), at the Treasury Rate plus 50 basis points to the First Par Call Date

Par Call:	At any time on or after November 15, 2024, at 100% of the principal amount of the Notes to be redeemed

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued but unpaid interest to, but excluding, the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated February 19, 2015 relating to the Notes).

Settlement:	(T+3) February 24, 2015

CUSIP:	85207U AJ4

ISIN:	US85207UAJ43

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Barclays Capital Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Senior Co-Manager:	Wells Fargo Securities, LLC

Co-Manager:	The Williams Capital Group, L.P.

Sprint Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Sprint Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement, including the accompanying prospectus, if you request it by contacting Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 111717, emailing prospectus@citi.com or calling toll free 1-800-831-9146; Goldman, Sachs & Co. at Attn: Prospectus Department, 200 West Street, New York, NY 10282, emailing prospectus-ny@ny.email.gs.com, calling 1-212-902-1171 or faxing 1-212-902-9316; J.P. Morgan Securities LLC at Attn.: HY Syndicate, 383 Madison Avenue, 3rd floor, New York, NY 10179 or calling collect 1-212-834-4533; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at Attn.: Prospectus Department, 222 Broadway, 11th Floor, New York, NY 10038, emailing dg.prospectus_requests@baml.com or calling toll free 1-800-294-1322.

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